

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

Joseph Tucker
Chief Executive Officer
Enveric Biosciences, Inc.
4851 Tamiami Trail N, Suite 200
Naples, FL 34103

   Re: Enveric Biosciences, Inc.
     Registration Statement on Form S-3
     Filed January 11, 2024
     File No. 333-276473

Dear Joseph Tucker:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Chris Edwards at 202-551-6761 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Adin J. Tarr, Esq.